FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TR

TRILLIUM THERAPEUTICS ANNOUNCES INVESTOR AND SCIENTIFIC PRESENTATION
SCHEDULE FOR REMAINDER OF 2016

TORONTO, Nov. 3, 2016 — Trillium Therapeutics Inc. (NASDAQ: TRIL; TSX: TR), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, is scheduled to present an update on the company’s programs and progress at several upcoming conferences in 2016.

Investor Conference:

•	Oppenheimer Life Sciences Summit
Attendee: Niclas Stiernholm, PhD, Trillium Chief Executive Officer
Date and Time: Nov. 29, 2016
Location: Sofitel Hotel, New York City

Scientific Conferences:

•	The Society for Immunotherapy of Cancer (SITC) 31st Annual Meeting
Presenter: Lisa Johnson, PhD, Trillium Research Scientist
Title: CD47 is Overexpressed on Merkel Cell Carcinoma and a Target for SIRPαFc Therapy
Date and Time: Nov. 11, 2016, 12:15 - 1:30 p.m. and 6:15 - 7:30 p.m. ET
Location: Gaylord National Hotel & Convention Center, National Harbor, MD

•	American Society of Hematology (ASH) 58th Annual Meeting
Presenter: Stephen Ansell, MD, Division of Hematology, Mayo Clinic
Title: A Phase 1 Study of TTI-621, a Novel Immune Checkpoint Inhibitor Targeting CD47, in
Patients with Relapsed or Refractory Hematologic Malignancies
Session Name: 624. Hodgkin Lymphoma and T/NK Cell Lymphoma - Clinical Studies: Poster I
Date and Time: Dec. 3, 2016, 5:30 - 7:30 p.m. PT
Location: San Diego Convention Center, Hall GH, San Diego

Presenter: Zezhou Wang, PhD, Trillium Research Scientist
Title: TTI-281, an Orally Bioavailable Bromodomain and Extraterminal Domain (BET)
Inhibitor, Is a Promising Candidate for the Treatment of Multiple Myeloma
Session Name: 652. Myeloma: Pathophysiology and Pre-Clinical Studies, excluding Therapy:
Poster I
Date and Time: Dec. 3, 2016, 5:30 - 7:30 p.m. PT
Location: San Diego Convention Center, Hall GH, San Diego

Presenter: Jaehyun Choi, PhD, Trillium Research Scientist
Title: Preclinical Characterization of TTI-281, a Novel, Orally Bioavailable BET Inhibitor:
Predictive Biomarker Identification and Combination Treatment Analysis
Session Name: 802. Chemical Biology and Experimental Therapeutics: Poster III
Date and Time: Dec. 5, 2016, 6:00 - 8:00 p.m. PT
Location: San Diego Convention Center, Hall GH, San Diego

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.

416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com